UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 3, 2018

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On May 3, 2018, we issued a shareholder letter discussing our financial results for the quarter ended March 31, 2018. The text of the shareholder letter is set forth below.

Q1 2018 Shareholder Letter

Dear Valued Investors,

We closed the first quarter of 2018 with the acquisition of three additional assets, which we believe position the portfolio for continued success in its goal of cash flow and growth to investors.

MogulREIT II’s strategy is to continue sourcing properties that offer value-add opportunities. By "value-add," we mean renovating the property, typically both interior and exterior, to create a better living or working environment for tenants and raising rental income over time to account for the respective improvements. By investing in these types of properties, we are taking a defensive strategy and not exclusively relying on the real estate market to remain robust. As we are conscious that we are no longer at the bottom of the market, we do not want to be strictly beholden to favorable market shifts. While there is always market risk associated with investing in commercial real estate, by adding value, we believe we are better positioned to weather a downturn where properties can be more competitive for tenants.

We believe that many factors account for the continued strength of the multifamily sector, including:

•	Entry into the job market of the Millennial generation, a prime age cohort for the rental market;
•	Consumers’ potential wariness of a for-sale housing product following significant losses in value during the housing market crash of 2008;
•	Credit issues for consumers, compounded by student debt and tightened bank requirements for home mortgages; and
•	General consumer preference to remain flexible in their lifestyles, which flexibility is facilitated by rental housing.

We continue to execute our strategy of investing in equity investments and we are proud of our results to date. We thank you for your continued investment.

Cash Distributions for the First Quarter of 2018

On December 22, 2017, our board of directors authorized a daily cash distribution of $0.0012328767 per share of the Company’s common stock payable to stockholders of record each day of the period commencing on January 1, 2018 and ending on March 31, 2018.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning January 1, 2018 and ending March 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Current Investments

As of March 31, 2018, MogulREIT II owns five investments:

Asset Name	Location	MogulREIT II Acquisition Date	Estimated Hold Period	Investment Type	Units	Capital Invested
Serendipity Apartments	Dallas, TX	9/1/2017	5 years	Joint Venture Equity	343	$4,000,000
Brooklyn Diversified Multifamily Portfolio	Brooklyn, NY	11/30/2017	3 years	Joint Venture Equity	112	$3,000,000
Plano Multifamily Portfolio	Plano, TX	1/9/2018	5 years	Joint Venture Equity	156	$1,000,000
Tuscany at Westover Hills	San Antonio, TX	1/31/2018	7 years	Joint Venture Equity	190	$1,000,000
Villas del Mar	Fort Worth, TX	2/28/2018	5 years	Joint Venture Equity	263	$1,000,000
					1,064	$10,000,000

Our Newest Investment

Villas del Mar – Fort Worth, Texas

On February 28, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) related to the acquisition of a 263-unit, 35-building apartment complex in the Southwest submarket of Fort Worth, Texas (the “Property”). The Equity Investment comprises 26.6% of the total equity. An entity managed by an affiliate of Realty Mogul, Co. also made an investment in this transaction in the amount of $1,860,000. Together, the cumulative investment of $2,860,000 will comprise approximately 76% of the total equity towards the acquisition and planned property improvements. The real estate company sponsoring this transaction has secured a senior loan in the amount of $12,658,000. The loan has a 12-year term with three years of interest-only payments and has a fixed interest rate of 4.75%.

The Property was built in 1968 and consists of one, two and three-bedroom apartments, averaging approximately 1,043 square feet per unit. The Property amenities include a swimming pool, clubhouse, children's play area, a public mail center, a public laundry center, 24-hour emergency on-site maintenance and a leasing center with full public kitchen.

The real estate company sponsoring this transaction plans to implement a value-add strategy by completing interior and exterior renovations at the Property. Interior upgrades are expected to include black-on-black appliances, faux-wood flooring, utility-efficient devices and new fixtures. Exterior and amenity improvements are expected to include a parking lot seal coat and restriping, new signage, leasing clubhouse upgrades and a dog park, among other improvements. As of December 2017, the Property was 94% occupied with an average in-place rental rate of $876 per unit.

The Property is located in the Dallas-Fort Worth metropolitan statistical area (the “MSA”). The MSA is the fourth largest of the 382 MSAs in the United States with a combined population of approximately 7.2 million people as of July 2016, according to the United States Census Bureau. Between July 2010 and 2016, population growth for Fort Worth was estimated to be 14.7%, which exceeded the national average of 4.5% over the same period. The Property is located off Las Vegas Trail and offers easy access to I-30, Loop 820, TX State Highway 183, US Highway 377, Chilsom Trail Parkway and TX-151.

The Property is in close proximity to several shopping, dining and entertainment options including Westover Marketplace, Ingram Park Mall, and Walmart Supercenter, which is located less than one mile away.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in workforce housing and multifamily apartment communities in densely populated Hispanic neighborhoods. The real estate company owns and manages over $285 million in multifamily assets, consisting of approximately 4,800 units. The real estate company specializes in acquiring and repositioning apartments in infill locations and implementing its proprietary cultural management platform which includes specific cultural upgrades and community-oriented resident services and programs. Additionally, Realty Mogul, Co. and its affiliates have invested in six prior successful transactions with this real estate company, including Plano Multifamily Portfolio and Tuscany at Westover Hills.

Previous Shareholder Letters

Please follow the below links to access shareholders letters for prior quarters.

Q4 2017 Shareholder Letter
Q3 2017 Shareholder Letter

Market Outlook

While we believe the U.S. economy is in the late stages of its recovery, we also believe that the near and intermediate-term market for commercial real estate investments, and other real estate-related assets presents investors with appropriate risk-adjusted return opportunities. Further, we believe consumer confidence trails the market rather than precedes it, and positive consumer confidence bodes well for near-term investing.

Given the prospect of continued low growth for the economy, we expect greater differentiation in strategies to either provide consistent year-over-year returns or identify opportunities with higher yields, which inherently involve greater levels of risk and complexity.  We think this is particularly true in the non-core areas of the lending market, specifically small balance bridge loans, mezzanine debt and preferred equity.

While significant liquidity has entered the debt and sub-debt market in the past few years, we continue to see opportunity in the non-core, small-balance market where there are fewer participants.

Source: Real Capital Analytics

Though current pricing indicates that we are in a seller’s market overall, we believe that our prudent underwriting and flexibility to make investments in different asset classes, geographies and tiers in the capital stack, leave us poised to take advantage of the near and intermediate-term opportunities.

We remain excited about all that 2018 has in store for MogulREIT II and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

We are excited by the investment opportunities MogulREIT II offers and we appreciate your continued support. As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, MogulREIT II, Inc.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	May 3, 2018